AH
6-8-2004

[redacted]

04016753

STATES
HANGE COMMISSION
, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 01 2004
WASH., D.C. 158

VF 6-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

J.B. Hanauer & Co. ~~and Subsidiaries~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Gatehall Drive
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Manna (973) 829-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Virginia Manna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.B. Hanauer & Co. and Subsidiaries, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MERYLE ZURBIN
Notary Public, State of New York
No. 30-4762033
Qualified in Nassau County
Commission Expires Jan. 31, 20 07

Signature

Executive Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.B. HANAUER & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
J.B. Hanauer & Co.
Parsippany, New Jersey

We have audited the accompanying consolidated statement of financial condition of J.B. Hanauer & Co. and subsidiaries (the "Company") as of March 31, 2004. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of J.B. Hanauer & Co. and subsidiaries at March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP.

New York, New York
May 26, 2004

J.B. HANAUER & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
March 31, 2004

ASSETS	
Cash	$ 131,000
Receivables from brokers	9,543,000
Securities owned, at market value	13,092,000
Restricted investments	4,937,000
Notes receivable	2,934,000
Other assets	1,961,000
Furniture, equipment and leasehold improvements - at cost, net of accumulated depreciation and amortization of $2,880,000	1,625,000
	$ 34,223,000
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 1,535,000
Deferred compensation liability	4,478,000
Other accrued compensation and expenses	10,124,000
	16,137,000
Commitments and contingencies	
Subordinated liabilities	2,036,000
STOCKHOLDERS' EQUITY	
Capital stock - no par value, authorized 1,000,000 shares; issued 765,740 shares at stated value	396,000
Additional paid-in capital	4,483,000
Retained earnings	30,019,000
	34,898,000
Less cost of treasury stock (524,900 shares)	18,848,000
	16,050,000
	$ 34,223,000

See notes to consolidated statement of financial condition

J.B. HANAUER & CO. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
March 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] The accompanying financial statements include the accounts of J.B. Hanauer & Co. and its wholly owned subsidiaries, J.B. Hanauer Agency, Inc., V.S.A. Realty, Inc., Gatehall Financial Corp. and RealityBased Marketing, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

[2] Security transactions are recorded on a trade-date basis.

[3] Securities are valued at market.

[4] Depreciation of furniture and equipment (which includes software) is computed on the straight-line method over the estimated useful life of the asset, two to ten years. Leasehold improvements are amortized by the straight-line method over the life of the applicable leases, or the life of the improvement, if shorter.

[5] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NOTES RECEIVABLE

Notes receivable consist of $2,539,000 of notes issued in connection with the employment of financial advisors, most of which are collectible on a quarterly basis through November 2007 bearing interest at a rate of 4%, and $395,000 of notes receivable due from employees which are collectible through January 2006.

NOTE C - SUBORDINATED LIABILITIES

The subordinated liabilities at March 31, 2004 consist of borrowings under subordination agreements of $1,662,000 bearing interest at an adjustable rate of ½ of one percent above Wachovia Bank's prime commercial lending rate and $374,000 bearing interest at an adjustable rate of two percent per annum above Wachovia Bank's prime commercial lending rate, due in scheduled quarterly installments from May 2004 through November 2008. Of these liabilities, $1,977,000 is allowable in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission.

NOTE D - STOCKHOLDERS' EQUITY

Pursuant to the terms of a shareholders' agreement the Company is committed to redeem a portion of its capital stock upon death, disability, retirement, termination of employment or a one-time sale during employment. For the Company's fiscal year beginning April 1, 2004, Statement of Financial Accounting Standards 150 ("SFAS No. 150") will apply, which establishes standards on how the Company's equity will be classified. Since the Company is a non-public entity which reports to the Securities and Exchange Commission and its shareholders' agreement embodies an unconditional obligation to redeem the stock upon an event certain to occur, even though that event will occur at indeterminable dates in the future, the Company, in accordance with SFAS No. 150, must classify its equity as "Shares subject to mandatory redemption" in the liability section of the statement of financial condition. The Company has not yet made a determination as to what actions or modifications will be made to the shareholders' agreement, if any, to eliminate the classification of its equity as a liability.

NOTE D - STOCKHOLDERS' EQUITY (CONTINUED)

During the year ended March 31, 2004, the Company purchased an aggregate of 33,000 shares of its common stock from its shareholders through a tender offer at $60.44 per share for gross proceeds of $1,994,000. The shares will be held in the Company's treasury.

The Company maintains the J.B. Hanauer & Co. Employee Stock Compensation Program and has authorized the issuance of up to 150,000 shares of the Company's stock for this purpose. These awards can be paid in stock, cash, or subordinated notes as determined by the Program Administrator. Of the shares previously awarded hereunder, 2,970 stock appreciation rights and 35,125 performance shares vested through April 2003. In April 2004, which represents the final vesting under this Plan, 2,035 performance shares vested, of which 2,016 were paid in stock. The total value of these awards amounted to approximately $127,000.

The Company also maintains bonus and stock incentive plans and has authorized the issuance of up to 75,000 shares of the Company's stock for this purpose. Pursuant to these programs, approximately 38,187 stock bonus shares have been awarded through March 31, 2004 to employees who have met certain requirements. Of these awards, 7,384 shares vested on April 1, 2004, 7,392 shares vest ratably over the next two years, 12,104 shares vest on April 1, 2007 and 11,307 shares vest on April 1, 2008. In addition, in April 2004, approximately 11,350 shares have been awarded to financial advisors which will vest on April 1, 2009.

In the event of death or disability, all of these awards will vest immediately. Upon retirement, 23,411 shares will vest 20% for each completed year of service from the date of grant. In addition, in the case of involuntary termination other than cause and retirement, 14,776 shares will vest immediately.

At March 31, 2004 accumulated credits in additional paid-in capital resulting from compensation charges relating to these stock compensation programs amounted to $1,686,000.

NOTE E - COMMITMENTS AND CONTINGENCIES

[1] The Company has noncancellable leases for office space and various equipment expiring periodically through 2017. The minimum aggregate rentals, net of sublease rentals, are as follows:

Year Ending March 31,	
2005	$ 2,691,000
2006	2,709,000
2007	2,207,000
2008	1,866,000
2009	1,553,000
Thereafter	13,489,000
	$ 24,515,000

Certain of these leases contain escalation clauses for increases in real estate taxes and cost of living adjustments based upon the consumer price index.

[2] The Company is subject to arbitrations and litigation matters in connection with matters which arose during the normal course of its business. It is the opinion of management that it has meritorious defenses to these actions, however, the ultimate outcome of these matters is not presently determinable. The Company believes that these aforementioned actions will result in no material adverse effect on its financial position.

NOTE E - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] The Company has severance pay agreements with certain key employees to ensure the continued dedication of these employees in the event there is a Change of Control, as that term is defined in the agreements, and the employee is terminated. These agreements specify a certain agreed upon amount to be paid upon termination at any time during a two-year period following a Change of Control.

[4] The Company maintains a bonus plan and program whereby certain employees will be paid a bonus, over a three-year period through April 2006 or a five-year period ending November 2007 aggregating approximately $832,000 and $2,708,000, respectively, only if employed by the Company on the scheduled day of payment. In the case of death, disability, retirement or involuntary termination other than cause, $832,000 will vest immediately. For all other awards, in the case of death or disability, the Company will continue to pay the quarterly bonus through the scheduled end date.

[5] The Company clears its securities transactions through Wexford Clearing Services Corporation ("Wexford") on a fully disclosed basis pursuant to a clearance agreement. Even though the Company clears its transactions through another broker/dealer, nonperformance by its customers in fulfilling their obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company's equity in accounts held by Wexford, consisting of securities owned, collateralize the margin amounts due to Wexford.

NOTE F - INCOME TAXES

Deferred income tax benefits are provided for the temporary differences that arise between financial statement and income tax reporting principally relating to the employee stock compensation program, deferred compensation plans, depreciation and amortization, other expenses and a capital loss carryforward of $400,000. In addition as of March 31, 2004, the Company has AMT credit carryforwards of $854,000. Included in other assets are gross deferred tax benefits of $2,843,000, offset by a valuation allowance of $2,443,000.

The State of New Jersey has enacted certain tax law changes. The Company has received advice as to how to interpret certain provisions of this law, and accordingly, the New Jersey tax provisions have been calculated pursuant to these interpretations.

NOTE G - 401(K) SAVINGS AND INVESTMENT PLAN

The Company maintains a 401(k) savings and investment plan. Employees may participate in the plan the first day of the quarter immediately following their date of employment, as long as they have attained 21 years of age. The Company, at its discretion, may make contributions to the plan equal to 25% of employee contributions with a maximum of 6% of eligible compensation, which vests at the end of a three-year period. Employees must complete one year of service to be eligible to receive this contribution.

J.B. HANAUER & CO. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
March 31, 2004

NOTE H - DEFERRED COMPENSATION PLANS

The Company maintains a nonqualified deferred compensation plan for certain key employees that provides the opportunity to defer a portion of their compensation. The Company then contributes these deferred amounts to a trust. Investments are made in money market and other mutual funds. At March 31, 2004, liabilities for deferred compensation amounted to $3,501,000.

In addition, the Company maintains an employee incentive plan. This is also a nonqualified plan that provides benefits to key employees who meet certain requirements. Contributions are made to a trust, which invests these funds into a money market and a mutual fund. At March 31, 2004, the liability pursuant to this program amounts to $388,000. In addition, in April 2004, approximately $706,000 has been awarded to certain financial advisors. Each of these awards vest after five years of continuous employment with the Company. In the event of death or disability, these awards will vest immediately. Upon retirement, these awards will vest 20% for each completed year of service from the date of grant.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. This Rule requires the Company to maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions, or $250,000. At March 31, 2004 the Company had net capital of $9,585,000, which exceeded requirements by approximately $9,335,000. The net capital computation does not include the accounts of V.S.A. Realty, Inc., Gatehall Financial Corp., and RealityBased Marketing, Inc.